Exhibit 99.1

WENCOAST RESTAURANTS, INC.

Financial Statements

For the Fiscal Years Ended January 1, 2006

and January 2, 2005

WENCOAST RESTAURANTS, INC.

Contents

Page
Independent Auditor’s Report	2
Balance Sheets	3
Statements of Operations and Accumulated Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6-13

Independent Auditor’s Report

Board of Directors

Wencoast Restaurants, Inc.

Charleston, South Carolina

We have audited the accompanying balance sheets of Wencoast Restaurants, Inc. as of January 1, 2006 and January 2, 2005, and the related statements of operations and accumulated deficit and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wencoast Restaurants, Inc. as of January 1, 2006 and January 2, 2005, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

Memphis, Tennessee

November 21, 2006

5100 Poplar Avenue • Clark Tower 30th Floor • Memphis, TN 38137 • Ph. 901.685.5575 • fax 901.685.5583 •  www.thompsondunavant.com a Professional Limited Liability Company

WENCOAST RESTAURANTS, INC.

Balance Sheets

January 1, 2006 and January 2, 2005

	January 1, 2006	January 2, 2005
Assets
Current assets
Cash and cash equivalents	$1,294,504	$344,307
Accounts receivable	24,844	17,131
Inventories	171,876	207,068
Prepaid expenses	354,067	236,265

Total current assets	1,845,291	804,771

Property and equipment, less accumulated depreciation	6,102,596	14,103,742

Other assets
Goodwill	6,626,330	6,626,330
Unamortized financing costs	239,030	377,518
Unamortized franchise fees	145,134	154,197
Note receivable	50,000	50,000
Deferred income taxes	883,000	883,000
Deposits and other assets	96,249	133,529

Total other assets	8,039,743	8,224,574

	$15,987,630	$23,133,087

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt	$627,696	$1,593,944
Accounts payable	641,662	875,702
Taxes payable and accrued	257,879	251,431
Accrued salaries and benefits	465,185	631,215
Other accrued expenses	859,577	864,163

Total current liabilities	2,851,999	4,216,455

Long-term debt, less current maturities	10,877,492	17,207,851

Deferred gain on sale-leaseback transactions	2,210,275	—

Commitments and contingencies

Stockholders’ equity
Class A voting common stock	980	980
Class B non-voting common stock	3,520	3,520
Additional paid-in capital	4,495,500	4,495,500
Accumulated deficit	(4,452,136)	(2,791,219)

Total stockholders’ equity	47,864	1,708,781

	$15,987,630	$23,133,087

The accompanying notes are an integral

part of these financial statements.

WENCOAST RESTAURANTS, INC.

Statements of Operations and Accumulated Deficit

For the Fiscal Years Ended January 1, 2006 and January 2, 2005

	Fiscal Year 2005	Fiscal Year 2004
Net sales	$35,281,107	$35,795,483
Cost of sales	18,285,735	18,284,869

Gross profit	16,995,372	17,510,614
Operating expenses
Salaries and benefits	4,537,701	4,847,526
Rent	2,770,145	2,406,246
Administrative	1,989,878	1,887,500
Depreciation and amortization	1,912,298	2,005,435
Advertising	1 ,485,058	1,502,067
Royalties	1,411,656	1,431,963
Interest expense	1,298,557	1,712,507
Utilities	1,216,216	1,100,754
Repairs and maintenance	803,725	801,416
Corporate expenses	784,298	464,196
Taxes and licenses	364,552	371,597
Management fees	85,000	86,154

	18,659,084	18,617,361

Operating loss	(1,663,712)	(1,106,747)
Other income
Interest income	2,795	—

Net loss	(1,660,917)	(1,106,747)
Accumulated deficit
Beginning of year	(2,791,219)	(1,121,365)
Cumulative effect of restatement of prior years	—	(563,107)

End of year	$(4,452,136)	$(2,791,219)

The accompanying notes are an integral

part of these financial statements.

WENCOAST RESTAURANTS, INC.

Statements of Cash Flows

For the Fiscal Years Ended January 1, 2006 and January 2, 2005

	Fiscal Year 2005	Fiscal Year 2004
Cash flows from operating activities:
Net loss	$(1,660,917)	$(1,106,747)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	1,912,298	2,005,435
Loss on disposal of equipment	6,010	7,538
Changes in operating assets and liabilities
Accounts receivable	(7,713)	28,907
Inventories	35,192	(8,782)
Prepaid expenses	(117,802)	90,135
Deposits and other assets	37,280	(63,280)
Accounts payable	(234,040)	190,385
Taxes payable and accrued	6,448	(22,375)
Accrued salaries and benefits	(166,030)	320,261
Other accrued expenses	(4,585)	249,703

Net cash provided by (used in) operating activities	(193,859)	1,691,180
Cash flows from investing activities:
Proceeds from sale-leaseback transactions	10,410,859	—
Sale-leaseback transaction expenditures	(340,790)	—
Capital expenditures	(1,629,406)	(147,329)

Net cash provided by (used in) investing activities	8,440,663	(147,329)
Cash flows from financing activities:
Proceeds from long-term borrowings	350,000	—
Principal payments on long-term debt	(7,646,607)	(1,485,738)

Net cash used in financing activities	(7,296,607)	(1,485,738)

Net increase in cash and cash equivalents	950,197	58,113
Cash and cash equivalents at beginning of year	344,307	286,194

Cash and cash equivalents at end of year	$1,294,504	$344,307

Supplemental cash flow information:
Cash paid during the fiscal year for interest	$1,237,461	$1,698,696

Noncash financing and investing activities:

During the fiscal year ended January 2, 2005, the Company incurred debt totaling $46,688 related to the acquisition of equipment.

The accompanying notes are an integral

part of these financial statements.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements

January 1, 2006 and January 2, 2005

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Wencoast Restaurants, Inc. (the “Company”) was formed under South Carolina saw on July 17, 2000. The Company operates thirty-one (31) Wendy’s restaurants in South Carolina and Georgia. The corporate office is located in Charleston, South Carolina.

The Company maintains its financial records on a 52-53 week fiscal year ending on the Sunday closest to December 31. The year ended January 1, 2006 (fiscal year 2005) was a 52 week year and the year ended January 2, 2005 (fiscal year 2004) was a 53 week year.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand, cash on deposit with financial institutions, and certificates of deposit.

Inventories

Inventories consist primarily of food, beverages and paper goods and are stated at the lower of cost (first-in, first-out method) or market.

Property and equipment

Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the respective assets using the straight-line method of depreciation. Estimated useful lives are generally fifteen to thirty-nine years for buildings and improvements and five to seven years for furniture, fixtures and equipment. Depreciation expense totaled $1,850,087 in fiscal year 2005 and $1,936,228 in fiscal year 2004.

Goodwill

Goodwill represents the excess of cost over fair value of tangible net assets acquired. Statement of Financial Accounting Standards No. 142 requires goodwill to be tested for impairment on an annual basis, or sooner if deemed necessary, and written down when impaired. Management evaluates goodwill for potential impairment based upon reviews of estimated future results of operations and cash flows. Management believes there was no impairment of goodwill in fiscal year 2005 and fiscal year 2004. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Other assets

Costs incurred associated with obtaining financing are deferred and amortized over the term of the related debt. The costs of franchise fees and licenses are amortized over their contractual lives which are generally twenty years. Amortization expense related to these costs totaled $62,211 in fiscal year 2005 and $69,207 in fiscal year 2004.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 1, 2006 and January 2, 2005

Note 1 - Summary of significant accounting policies (continued)

Sale-leaseback transactions

During fiscal year 2005, the Company entered into three sale-leaseback transactions with unrelated third-parties (see note 7). The sale of the eight restaurant properties resulted in gains of $2,272,651. In accordance with the provisions of Statement of Financial Accounting Standards No. 98, the gains on the sale-leaseback transactions have been deferred and will be recognized as a reduction of the associated lease expense over the term of the related leases. The amount of the gains deferred at December 31, 2005 is $2,210,275. Gains recognized as a reduction in lease expense in fiscal year 2005 totaled $62,376.

Long-lived assets

The Company evaluates the recoverability of its long-lived assets, primarily fixed assets, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 “Accounting for the Impairment of Long-Lived Assets to be Disposed of.” SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the projection of amounts ultimately expected to be recovered for such assets.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $1,485,058 in fiscal year 2005 and $1,502,067 in fiscal year 2004.

Income taxes

The Company follows the asset and liability method for deferred income taxes as required by the provisions of Statement of Financial Accounting Standards No. 109. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 1, 2006 and January 2, 2005

Note 2 - Property and equipment

Property and equipment as of January 1, 2006 and January 2, 2005 consists of the following:

	January 1, 2006	January 2, 2005
Land	$538,127	$3,162,762
Buildings and improvements	2,379,224	6,895,402
Furniture, fixtures and equipment	11,659,772	11,401,005

	14,577,123	21,459,169
Less accumulated depreciation	8,474,527	7,355,427

Net property and equipment	$6,102,596	$14,103,742

Note 3 - Long-term debt

Long-term debt as of January 1, 2006 and January 2, 2005 consists of the following:

	January 1, 2006	January 2, 2005
Note payable to GECC in monthly installments of $161,236, including principal and interest at 9.07%, maturing November, 2007	$10,279,971	$10,886,184
Notes payable to Regions Bank in monthly installments totaling $14,108, including principal and interest at rates ranging from 6.95% to 7.75%, maturity dates from June, 2010 to June, 2018	1,187,234	1,263,135
Notes payable collateralized by an automobile and certain equipment, payable in monthly installments totaling $2,521, including principal and interest at various rates, maturity dates from May, 2005 to March, 2009	37,983	59,948
Notes payable retired in fiscal year 2005 as a result of sale-leaseback transactions	—	6,592,528

	11,505,188	18,801,795
Less current maturities	627,696	1,593,944

Net long-term debt	$10,877,492	$17,207,851

All GECC and Regions Bank borrowings are collateralized by a security interest in substantially all restaurant equipment, furniture and fixtures. Certain store locations include real estate and buildings that are also collateral.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 1, 2006 and January 2, 2005

Note 3 - Long-term debt (continued)

Credit arrangements in connection with the notes payable to GECC contain, among other things, provisions regarding the maintenance of certain financial ratios and minimum cash flow requirements, as defined. As of January 1, 2006, the Company was not in compliance with certain of these financial covenants. The lender is aware of these covenant violations and the Company is attempting to obtain a waiver of these requirements. Should the lender not grant such a waiver, the Company may need to pursue other financing.

Principal maturities of long-term debt as of January 1, 2006 are as follows:

Fiscal Year
2006	$627,696
2007	9,846,426
2008	98,361
2009	103,282
2010	88,367
Thereafter	741,056

$11,505,188

Note 4 - Related party transactions

There is a note due from a stockholder at January 1, 2006 and January 2, 2005 in the amount of $50,000. The note is unsecured, non-interest bearing and had an original maturity date in May, 2005. This note was cancelled in 2006 as a result of the Settlement Agreement referred to in note 7.

A certain stockholder is paid a quarterly management fee of $21,250. This stockholder was paid management fees of $85,000 in both fiscal years 2005 and 2004.

Note 5 - Retirement plan

The Company has a 401(k) retirement plan which covers all employees who meet eligibility requirements as defined. The Company’s contribution is based upon a matching percentage of the first 6% of participants’ eligible contributions not to exceed 3% of compensation. Effective January 31, 2005, the Company’s matching percentage was changed from 50% to 25%. Employer matching contributions totaled $17,006 in fiscal year 2005 and $30,321 in fiscal year 2004. The Company may also make additional discretionary contributions to the plan. There were no discretionary contributions in 2005 or 2004.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 1, 2006 and January 2, 2005

Note 6 - Stockholders’ equity

The authorized, issued and outstanding shares of capital stock at January 1, 2006 and January 2, 2005 are summarized as follows:

		Issued and Outstanding
	Authorized	Fiscal Year 2005	Fiscal Year 2004
Class A voting common stock, $.01 par value	200,000	98,000	98,000
Class B non-voting common stock, $.01 par value	800,000	352,000	352,000

Note 7 - Commitments and contingencies

Franchise commitments

Under the terms of its’ restaurant franchise agreements, the Company is obligated to make monthly royalty payments of four percent (4%) of net sales and monthly payments for national and local advertising and other fees at a minimum percentage of net sales. For the fiscal years ended January 1, 2006 and January 2, 2005, the amounts incurred under these agreements totaled $1,411,656 and $1,431,963, respectively, for royalties and $1,485,058 and $1,502,067, respectively, for advertising.

Lease commitments

In April, 2005, the Company entered into a sale-leaseback agreement with an unrelated party involving six restaurant properties. Under the arrangement, the restaurant properties with a net book value of $5,351,899 were sold for $7,188,152 and leased back under twenty year operating lease agreements. The Company received cash of $1,457,323, retired debt of $5,325,764 and paid closing costs and other fees related to the early retirement of debt with the remaining $405,065. The leases provide for aggregate monthly base payments of $48,280 and expire in March, 2025 with options to extend the term of the leases for two additional five year periods.

In December, 2005, the Company entered into a second sale-leaseback agreement with an unrelated party involving one restaurant property. Under this arrangement, the restaurant property with a net book value of $1,102,656 was sold for $1,746,912 and leased back under a twenty year operating lease agreement. The Company received cash of $518,590, retired debt of $1,121,322 and paid closing costs and other fees related to the early retirement of debt with the remaining $107,000. The lease provides for monthly base payments of $12,144 and expires in November, 2025 with options to extend the term of the lease for two additional five year periods.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 1, 2006 and January 2, 2005

Note 7 - Commitments and contingencies (continued)

In December, 2005, the Company entered into a third sale-leaseback agreement with an unrelated party involving one restaurant property. Under this arrangement, the Company simultaneously purchased the restaurant property, sold the property and entered into an agreement to lease back the restaurant. The Company purchased the restaurant for $1,329,858 and subsequently sold the restaurant for $1,475,795. The Company received cash of $119,694, recovered the purchase price of $1,329,858 and paid closing costs and other related fees of $26,243. The restaurant is leased under a twenty year operating lease agreement with two five year extension options. The lease provides for monthly base payments of $9,675 and expires in November, 2025.

The Company leases thirty (30) restaurant properties under lease agreements with third parties which expire at various dates through 2025. Rent expense under these operating leases totaled $2,770,145 in fiscal year 2005 and $2,406,246 in fiscal year 2004.

The Company leases office facilities under noncancelable operating lease agreements which were set to expire February 28, 2006 and December 31, 2006. Monthly payments under these lease agreements totaled $8,152. The Company signed a two year extension on the lease set to expire in February, 2006. Monthly payments under this agreement total $2,800. The operating lease set to expire in December, 2006 was terminated effective April 30, 2006 and a termination fee of $22,385 was paid.

At January 1, 2006, future minimum rental payments required under noncancelable operating leases are as follows:

Fiscal Year
2006	$2,713,527
2007	2,623,728
2008	2,523,988
2009	2,449,953
2010	2,109,119
Thereafter	21,284,083

$33,704,398

Employee health benefit plan

The Company sponsors a self-insured, comprehensive health benefit plan designed to provide insurance for approved health claims of eligible participants up to a certain dollar amount. The Company maintains insurance for annual claims per employee in excess of $35,000. Expense recognized under the health benefit plan approximated $277,000 and $275,000 for the fiscal years 2005 and 2004, respectively. The Company accrues its estimated liability for these self-insured benefits, including an estimate for incurred by not reported claims. Management believes the accrual is sufficient to cover the Company’s estimated liability for covered claims.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 1, 2006 and January 2, 2005

Note 7 - Commitments and contingencies (continued)

Legal matters

On June 6, 2005, the Board of Directors terminated an individual who at the time was a stockholder, president of the Company, and a member of the Board. This stockholder subsequently filed suit against the remaining stockholder and the other members of the Board. The Company filed a countersuit against this individual for matters pertaining to and arising out of the foregoing. On June 30, 2006, the parties executed a Settlement Agreement and Mutual Release in settlement of any and all claims related to these actions. The Settlement Agreement included, among other things, the payment of $515,000 to the former stockholder and cancellation of his $50,000 note payable to the Company (see note 4) and related interest, fees and costs. The former stockholder in return agreed to transfer and assign to the remaining stockholder all his rights, title and interests in the Company and in all franchise and license agreements related to the Company’s business. In addition, both parties agreed to a mutual release of any and all claims by either party.

Note 8 - Income taxes

There is no provision for income taxes for the fiscal years ended January 1, 2006 and January 2, 2005 as a result of operating losses and recording valuation allowances related to the deferred federal and state income tax benefits for each of the years. Deferred income taxes result from the tax benefit of federal and state net operating loss carryforwards, the use of different depreciation methods for financial reporting and tax purposes, and the differences in accounting for goodwill and the sale-leaseback transactions for financial reporting and tax purposes.

The components of the net deferred tax asset as of January 1, 2006 and January 2, 2005 are as follows:

	2005	2004
Deferred tax asset
Net operating loss carryforwards	$2,524,000	$2,819,000
Deferred gain on sale-leaseback	840,000	—

	3,364,000	2,819,000
Deferred tax liabilities
Property and equipment	(655,000)	(796,000)
Goodwill	(731,000)	(545,000)

	(1,386,000)	(1,341,000)
Valuation allowance	(1,095,000)	(595,000)

Net non-current deferred tax asset	$883,000	$883,000

The Company has recorded a valuation allowance to reduce deferred tax assets to estimated net realizable value based upon management’s assessment of such amounts at January 1, 2006 and January 2, 2005. Management’s assessment will be updated periodically to reflect changes in the Company’s business and results of operations.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 1, 2006 and January 2, 2005

Note 8 - Income taxes (continued)

The Company has net operating loss carryforwards of approximately $6,640,000 to offset future federal and state taxable income. These carryforwards expire in the years 2020 through 2024.

Note 9 - Concentrations of risk

The Company maintains cash and cash equivalents at two (2) commercial banks in amounts which, at January 1, 2006 and at other times throughout the year, exceeded federally insured limits. The Company has minimized risk by depositing cash and cash equivalents in banks with a high credit standing. The Company has not experienced any losses of such funds and management believes the Company is not exposed to significant risk on cash and cash equivalents.

During fiscal years 2005 and 2004, the Company made significant purchases of food, beverages and paper goods from two vendors. Management does not consider this a significant risk, as there are other vendors available to replace current vendors.

Note 10 - Correction of an error

During the fiscal year ended January 1, 2006, the Company discovered an error in previously reported depreciation expense on certain assets. As a result, the correction of this error had the following effects on the January 2, 2005 financial statements: depreciation expense increased $241,260, property and equipment net of accumulated depreciation decreased $804,367, net loss for the fiscal year 2004 increased $241,260, and accumulated deficit increased $563,107 to reflect the effects of the correction on years prior to fiscal year 2004.